UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM
(AMENDMENT NO. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Telecom Italia Media S.p.A.
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Italy
(Jurisdiction of Subject Company’s Incorporation or Organization)

Telecom Italia S.p.A.
(Name of Person(s) Furnishing Form)

Ordinary Shares and Savings Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))
Rocco Ramondino
Telecom Italia Media S.p.A.
Via della Pineta Sacchetti 229
00168 Rome
Italy
Telephone: +39 06 36881

with copies to:

Umberto Pandolfi
Telecom Italia S.p.A.
Via Gaetano Negri 1
20123 Milan
Italy
Telephone: +39 06 36882892

and:

Jeffrey M. Oakes
Davis Polk & Wardwell London LLP
5 Aldermanbury Square
London EC2V 7HR
United Kingdom
Telephone: +44 20 7418 1300

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Not Applicable
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.                      Home Jurisdiction Documents

(a)(1)           English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated March 19, 2015 relating to the approval of the merger plan and the definitive exchange ratio.

(b)           Not applicable.

Item 2.                      Informational Legends

The merger described herein relates to the securities of two foreign companies.  The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States.  Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	A written irrevocable consent on Form F-X has been filed by Telecom Italia S.p.A. with the Commission on February 20, 2015.

(2)	Not applicable.

Exhibit Index

Exhibit Number	Description

1.0*	English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger.

1.1*
Notice of convening of Ordinary and Extraordinary Meeting (in a single call) of Telecom Italia Media’s Ordinary Shareholders to, among other matters, approve plan for the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A. dated February 19, 2015.

1.2**
Information Document (and related annexes) deposited on February 26, 2015 with the authorized central storage mechanism “1INFO” (www.1info.it) pursuant to article 5 of CONSOB Regulation No. 17221 of March 12, 2010, as amended, relating to the merger of Telecom Italia Media S.p.A. with and into Telecom Italia S.p.A.

Annexes to Exhibit 1.2**	1.	Opinion of the Board Committee of Telecom Italia Media S.p.A. dated February 19, 2015 relating to the proposed merger.

2.	Fairness opinion of Equita SIM S.p.A. dated February 19, 2015 relating to the proposed merger.

3.	Fairness opinion of Prof. Stefano Caselli dated February 19, 2015 relating to the proposed merger.

1.3	English joint press release of Telecom Italia S.p.A. and Telecom Italia Media S.p.A. dated March 19, 2015 relating to the approval of the merger plan and the definitive exchange ratio.
__________________
* Previously furnished to the Commission as an exhibit to Form CB dated February 20, 2015.
** Previously furnished to the Commission as an exhibit to Form CB dated February 26, 2015.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Umberto Pandolfi
(Signature)

Umberto Pandolfi – Company Manager
(Name and Title)

March 19, 2015
(Date)

ENGLISH TRANSLATION OF ITALIAN ORIGINAL

PRESS RELEASE

NOTICE TO US INVESTORS
The merger described herein relates to the securities of two foreign companies. The merger in which Telecom Italia Media S.p.A. ordinary shares and savings shares will be converted into Telecom Italia S.p.A. ordinary shares and saving shares, respectively, is subject to disclosure and procedural requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia S.p.A. and Telecom Italia Media S.p.A. are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that Telecom Italia S.p.A. may purchase securities of Telecom Italia Media S.p.A. otherwise than under the merger offer, such as in open market or privately negotiated purchases.

PLAN FOR MERGER BY INCORPORATION OF TELECOM ITALIA MEDIA INTO TELECOM ITALIA APPROVED

Exchange ratio confirmed: 0.66 Telecom Italia ordinary shares for each TI Media ordinary share; 0.47  Telecom Italia savings shares for each TI Media savings share.

Rome, 19 March 2015
The Boards of Directors of Telecom Italia and Telecom Italia Media (a company controlled and subject to the direction and coordination of Telecom Italia, which directly and indirectly holds 77.71% of the ordinary share capital and 0.95% of the savings share capital), confirming the merger itinerary announced on 19 February 2015, today approved the plan for merger by incorporation of Telecom Italia Media into Telecom Italia (the “Merger Plan”).

The Boards of Directors of the two companies, assisted by their respective advisors, have each independently confirmed the following exchange ratio, already preliminarily approved on 19 February 2015:
-
0.66 new ordinary shares in Telecom Italia with the same dividend entitlement as the existing Telecom Italia ordinary shares as of the date on which the Merger takes effect, for each ordinary share in Telecom Italia Media.

-
0.47 new savings shares in Telecom Italia with the same dividend entitlement as the existing Telecom Italia savings shares as of  the date on which the Merger takes effect, for each savings share in Telecom Italia Media.

No cash balance payments are envisaged.

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Citigroup and Studio Tasca, for Telecom Italia, and Equita SIM and Professor Stefano Caselli, for Telecom Italia Media, have issued specific fairness opinions confirming that the above exchange ratio is financially appropriate. This was approved, preliminarily, using the 2014 draft financial statements of Telecom Italia Media (approved on the same date), and the Telecom Italia preliminary data for the 2014 financial year, while awaiting today's approval of its draft financial statements.

On 16 March 2015, the Milan Court appointed Reconta Ernst & Young as expert responsible for drawing up the report on the fairness of the exchange ratio. This report will be published within the time period prescribed by law, together with the merger plan and the explanatory reports prepared by the Boards of Directors of the two companies.

The merger plan will be submitted for approval to the ordinary shareholders' meetings on 30 April 2015 (single call) for Telecom Italia Media, and on 20 May 2015 (single call) for Telecom Italia.

***

The merger will have only marginal effects on the ownership structure of Telecom Italia, as the maximum dilution following the issue of new ordinary and savings shares to service the exchange for minority shareholders of Telecom Italia Media (the shares of the company being incorporated in the Telecom Italia portfolio at the time the merger takes effect are to be cancelled without exchange), is approximately 0.114% of the current ordinary share capital and approximately 0.042% of the current savings share capital.

Holders of ordinary shares in Telecom Italia Media who do not vote in favour of the transaction and holders of savings shares in Telecom Italia Media shall have a right to withdrawal as provided under Italian law, as a consequence of the change made to Telecom Italia Media’s corporate purpose as a result of the merger. Telecom Italia intends to exercise its option and pre-emption rights over the whole stake of ordinary and savings shares of Telecom Italia Media for which the right to withdraw has been exercised and that is not otherwise subscribed on completion of the offer envisaged by applicable regulations.

The exit price for duly withdrawn shares will be 1.055 euros for each Telecom Italia Media ordinary share and 0.6032 euros for each Telecom Italia Media savings share. In due course, additional information relevant to the exercise of the right of withdrawal, the effect of which will be subject to the completion of the merger, will be published.

***

Since the initiative does not adversely affect the rights of the savings shareholders, it is confirmed that the merger is not subject to the approval of the respective special shareholders' meetings.

Notwithstanding this, the Board of Directors of Telecom Italia Media acknowledged that the common representative of the savings shareholders of the company, Mr. Carlo Aime, also in light of a specific request made by a shareholder whose holding is more than 1% of the shares of this category, will call a special meeting of the savings shareholders to examine the transaction, and other matters, at a date prior to the ordinary shareholders' meeting called to approve the merger plan.

***

Since, for Telecom Italia Media, the merger represents a major transaction with a related party of greater importance, the Board of Directors of the company passed its resolutions with the favourable opinion of the Board Committee (competent on matters of related party transactions and comprising all the independent directors of Telecom Italia Media, pursuant to the specific current regulations), which recognised and confirmed the company's interest in the merger and the convenience and the substantial correctness of its terms.

In the next few days, Telecom Italia Media will make available to the public a specific supplement to the information document published on 26 February 2015 pursuant to the applicable Consob regulations.

Telecom Italia
Press Office
+39 06 3688 2610
http://www.telecomitalia.com/media

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Telecom Italia
Investor Relations
+39 02 8595 4131
http://www.telecomitalia.com/investorrelations

Telecom Italia Media
Investor Relations
+39 06 35598278
http://www.investor.telecomitaliamedia.it

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